Exhibit 99.1

NewsRelease

TransCanada Announces Additional Commitments to Keystone XL Following Successful Open Season

CALGARY, Alberta – December 15, 2011 - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced it has received additional binding commitments in support of the Keystone XL pipeline following the successful conclusion of the Keystone Houston Lateral Open Season.

Subject to regulatory approvals, TransCanada will proceed with an approximate 80 kilometer (48 mile) pipeline extension from the proposed Keystone XL system to facilitate deliveries into the Houston refining market (the Houston Lateral) and increase the capacity of Keystone XL to 830,000 barrels per day. The Keystone Pipeline System has now secured long-term firm contracts in excess of 1.1 million barrels per day.

“This significant demand and additional long-term customer commitments confirm the continued strong shipper support of TransCanada and the need for Keystone XL to move forward,” said Russ Girling, TransCanada’s president and chief executive officer. “Proceeding with the extension of the Keystone XL system to Houston and increasing capacity on the pipeline system will further enhance the connection of a secure, growing and reliable supply of Canadian crude oil and domestic U.S. crude oil with the largest refining market in North America while providing additional flexibility to our shippers.”

The Keystone Houston Lateral facilities will more than double the U.S. Gulf Coast refining market capacity directly accessible from the Keystone Pipeline System to over four million barrels per day by providing access to the key refining market in the Houston area.

The Keystone Houston Lateral and capacity expansion are included in the original scope of the Keystone XL U.S. Presidential Permit application process which received a Final Environmental Impact Statement in August. Based on the Department of State’s announcement that further assessment of an alternative route for Keystone XL is needed in Nebraska to move forward with the National Interest Determination by the first quarter of 2013, Keystone XL including the Houston Lateral, is expected to be in service by the end of 2014 subject to regulatory approvals.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com and follow us on Twitter @TransCanada.

Forward-Looking Information
This news release may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules (including anticipated construction and completion dates), operating and financial results and expected impact of future commitments and contingent liabilities, including future abandonment costs. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, outcomes of litigation and arbitration proceedings, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise specified, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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